SHARESPOST 100 FUND

101 Jefferson Drive, Floor 2

Menlo Park, CA 94025

November 8, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Angela Mokodean, Esq., Senior Counsel, Disclosure Review and Accounting Office

Re:	SharesPost 100 Fund

File Nos.: 333-184361 and 811-22759

Dear Ms. Mokodean:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, SharesPost 100 Fund (the “Registrant”) hereby requests acceleration of the effective date of Post-Effective Amendment No. 5 to the above-referenced Registration Statement on Form N-2 (the “Registration Statement”), so that it may become effective Monday, November 13, 2017, or as soon thereafter as practicable.

The Registrant acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the filing, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the Staff in meeting the timetable described above is very much appreciated.

Please call Samuel Effron, Esq. (212-692-6810) of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, with any comments or questions regarding this matter.

Very truly yours,

SHARESPOST 100 FUND

By: /s/ Sven Weber

Sven Weber

President

FORESIDE FUND SERVICES, LLC

Three Canal Plaza, Suite 100

Portland, ME 04101

November 8, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Angela Mokodean, Esq., Senior Counsel, Disclosure Review and Accounting Office

Re:	SharesPost 100 Fund (the “Registrant”)

File Nos.: 333-184361 and 811-22759

Dear Ms. Mokodean:

The undersigned, as distributor of the above-captioned Registrant, hereby joins in the Registrant’s request that the effectiveness of Post-Effective Amendment No. 5 to the above-referenced Registration Statement on Form N-2 be accelerated to Monday, November 13, 2017, or as soon thereafter as practicable.

Very truly yours,

FORESIDE FUND SERVICES, LLC

By: /s/ Mark A. Fairbanks

Mark A. Fairbanks

Vice President